UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STOKE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

86150R107

(CUSIP Number of Class of Securities)

Edward M. Kaye, M.D.

Chief Executive Officer

Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, Massachusetts 01730

(781) 430-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen J. Tulipano Chief Financial Officer Stoke Therapeutics, Inc. 45 Wiggins Avenue Bedford, Massachusetts 01730 (781) 430-8200	Effie Toshav, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP 555 California Street San Francisco, California (415) 875-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”), is filed by Stoke Therapeutics, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on November 2, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an award of restricted stock units of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units dated November 2, 2023 (the “Exchange Offer”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Exchange Offer.

Page 17 of the Exchange Offer.

Page 17 of the Exchange Offer is amended and supplemented by replacing the first paragraph under “Risk Factors.” with the following:

Participation in the Exchange Offer involves a number of potential risks and uncertainties, including those described below. You should consider, among other things, these risks and uncertainties before deciding whether or not to tender your Eligible Options for exchange in the manner described in the Exchange Offer. You should carefully review the risk factors set forth below and those contained in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023 and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 4, 2023, August 7, 2023 and November 7, 2023, respectively, as well as the other information provided in the Exchange Offer and the other materials that we have filed or will file in the future with the SEC, before making a decision as to whether or not to tender your Eligible Options. See Section 16 of the Offering Memorandum (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.

Page 19 of the Exchange Offer.

Page 19 of the Exchange Offer is amended and supplemented by replacing the first sentence under “Risk Factors–Risks that are Related to Our Business and Common Stock” with the following:

You should carefully review the risk factors contained in our periodic and other reports filed with the SEC, including those in our Quarterly Report on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, and our Annual Report on Form 10-K for the year ended December 31, 2022, and also the other information provided in this Exchange Offer (including the Schedules to this Exchange Offer) and the other materials that we have filed or will file in the future with the SEC, before making a decision on whether to surrender your eligible stock options for exchange.

Page 33 of the Exchange Offer.

Page 33 of the Exchange Offer is amended and supplemented by replacing the first paragraph under “Section 9. Information Concerning Stoke Therapeutics; Financial Information—Financial Information.” with the following:

This Offering Memorandum should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K (File No. 001-38938) for the year ended December 31, 2022, filed with the SEC on March 6, 2023 (our “Annual Report”), and in our Quarterly Reports on Form 10-Q (File No. 001-38938) for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 4, 2023, August 7, 2023 and November 7, 2023, respectively (our “Quarterly Reports”), which are incorporated herein by reference.

Page 38 of the Exchange Offer.

Page 38 of the Exchange Offer is amended and supplemented by replacing the second bullet under the first paragraph under “Section 16. Additional Information.” with the following:

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 4, 2023, August 7, 2023 and November 7, 2023, respectively.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Eligible Options for New Restricted Stock Units, dated November 2, 2023

(a)(1)(B)*	Form of Announcement to Eligible Employees that Exchange Program has Opened

(a)(1)(C)*	Form of Email Confirming Receipt of Election(s)

(a)(1)(D)*	Form of Reminder Email to Eligible Employees Regarding the Exchange Offer Deadline

(a)(1)(E)*	Form of Frequently Asked Questions

(a)(1)(F)*	Story Boards for Employee Education Videos

(a)(1)(G)*	Screenshots from Exchange Offer Website

(a)(1)(H)*	Stoke Therapeutics Stock Option Exchange Program PowerPoint Deck

(a)(1)(I)*	Script for Power Point Deck

(b)	Not applicable

(d)(1)*	Stoke Therapeutics, Inc. 2019 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 19, 2019 (SEC File No. 333-231700))

(d)(2)*	Stoke Therapeutics, Inc. 2014 Equity Incentive Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on May 23, 2019 (SEC File No. 333-231700))

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

Dated: November 9, 2023

4